

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2010

Michael G. Jamieson
Chief Executive Officer
Mam Software Group, Inc.
Maple Park, Maple Court
Barnsley, UK S75 3DP

> **Re: Mam Software Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2010**
> **File No. 000-27083**

Dear Mr. Jamieson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Approval of Reverse/Forward Split, page 27

1.   We note that your discussion of the reverse/forward split focuses on the background and purpose of and the company's reason for the reverse stock split, and does not explain the reasons for the effect of the forward stock split. Please revise the filing to explain in reasonable detail why the company is recommending a shareholder vote to approve a forward stock split "one minute after the reverse stock split."

2.   Please tell us what consideration you gave to the application of Rule 13e-3 under the Exchange Act and address whether the reverse/forward split has "a reasonable likelihood or a purpose of producing" the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act. We note that the proposal will cash out approximately 407 registered holders and approximately 201 beneficial owners of the company's common stock. According to your Form 10-K for the year ended June 30, 2010,

you had approximately 747 shareholders of record as of August 31, 2010. It appears that the company could have less than 300 shareholders after the effectiveness of the proposal and, consequently, be eligible to terminate reporting obligations. Please disclose in your proxy statement whether this is a first step in a going private transaction.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453, or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief